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Toronto, ON M5H 4A6
www.computershare.com

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Holder Account Number

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Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on August 6, 2026

This VIF is solicited by and on behalf of Management.

Notes to VIF

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at this years' meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to www.computershare.com/ATS by 10:30 am (Toronto time) on August 4, 2026 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and submit questions and/or vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.

4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.**

6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8. This VIF should be read in conjunction with the Information Circular provided by Management accessible by following the instructions in the accompanying Notice-and-Access notification to Shareholders.

VIFs submitted must be received by 10:30 a.m., Toronto time, on August 4, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

 **To Vote Using the Internet**

To Virtually Attend the Meeting

To Receive Documents Electronically

- Call the number listed BELOW from a touch tone telephone.

  1-866-732-VOTE (8683) Toll Free

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.



- You can attend the meeting virtually by visiting meetings.lumiconnect.com/400-620-211-650. For further information on the virtual meeting and how to attend, please view the information circular available on www.atsautomation.com.

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

026QJA

Appointment of Proxyholder

I/We, being holder(s) of ATS Corporation hereby appoint:
Gordon Raman, or failing this person, William Douglas (Doug) Wright

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

NOTE: If you are appointing a proxyholder other than Messrs. Raman or Wright, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/ATS by 10:30 am (Toronto time) on <u>August 4, 2026</u> and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and submit questions and/or vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the **Annual and Special Meeting** of shareholders of **ATS Corporation** to be held online in a virtual-only format at meetings.lumiconnect.com/400-620-211-650 on August 6, 2026 at 10:30 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Avik Dey	☐	☐	02. Joanne S. Ferstman	☐	☐	03. Kirsten Lange	☐	☐
04. Michael E. Martino	☐	☐	05. Sharon C. Pel	☐	☐	06. Daniel A. Pryor	☐	☐
07. Philip B. Whitehead	☐	☐	08. William Douglas (Doug) Wright	☐	☐			

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2. Reappointment of Independent Auditors

	For	Withhold
Re-appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year or until a successor is appointed and authorizing the Directors to fix their remuneration.	☐	☐

3. Advisory Vote on Executive Compensation (Say on Pay)

	For	Against
An advisory resolution to approve the Corporation's approach to executive compensation, as described in the Corporation's management information circular.	☐	☐

4. Shareholder Proposal

	For	Against
Shareholder proposal as described in the Management Information Circular for the Meeting.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS
These documents are available at www.atsautomation.com so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.

☐

I WISH TO RECEIVE PAPER COPIES OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A
The Annual Financial Statements and accompanying Management's Discussion and Analysis are available at www.atsautomation.com so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the Annual Financial Statements and accompanying Management's Discussion and Analysis will not be mailed to you.

☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

 A O S Q   394531   A R 1

026QKA